EXHIBIT 99.1
                                                                    ------------

--------------------------------------------------------------------------------
[GRAPHIC AND PHOTOGRAPHS OMITTED]                     [LOGO - CANADIAN NATURAL]

                                                            PRESS RELEASE
--------------------------------------------------------------------------------


                 CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                 FIRST QUARTER 2006 UPDATE ON THE PROGRESS OF
                         THE HORIZON OIL SANDS PROJECT
           CALGARY, ALBERTA - APRIL 26, 2006 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon Project").

"During the first quarter of 2006, we achieved major construction milestones sooner than expected and our safety performance remained ahead of target," commented Real Doucet, Senior Vice-President, Oil Sands. "The placement of the four coke drums, each weighing 400 tonnes, was completed. We placed our first piperack module on its foundation and continue to place modules on an ongoing basis. Additionally, with the new 40m(3) hydraulic shovel being commissioned, we expect to clear sufficient overburden to enable the start of the construction of the Ore Preparation Plant on schedule in the second quarter. While our progress to date, which has been achieved despite numerous challenges, remains on budget and ahead of schedule, we recognize there will be continued challenges due to the high level of economic activity currently being experienced in Alberta and as a result of last fall's strategic decision to defer the award of several contracts. These contract packages have since been adjusted to better suit the contractor marketplace and many have recently been awarded near the original budgeted values. This has resulted in keeping project costs in line and maintaining the overall project schedule. Still, some project costs are now forecast to be higher than budgeted. Construction fuel costs associated with natural gas are $44 million higher than budget, and those associated with diesel are $36 million higher than budget, both due to higher commodity prices existing in today's environment. We are, however, still within our $6.8 billion cost estimate and are continuing to meet the challenges associated with managing the Horizon Project."

HORIZON PROJECT STATUS SUMMARY
                                                           MARCH 31, 2006     JUNE 30, 2006
                                                           --------------     -------------
                                                          ACTUAL     PLAN              PLAN
                                                          ------     ----              ----
Phase 1 - Work progress (cumulative)                         26%      22%               31%
Phase 1 - Construction capital spending (cumulative)         27%      29%               39%

ACCOMPLISHED DURING THE FIRST QUARTER OF 2006

DETAILED ENGINEERING
o   Completed 60% of detailed engineering model reviews in all areas.
o Completed hazard and operability reviews for all plants, a major hurdle to ensure scope changes are not required.

PROCUREMENT
o Awarded in excess of C$200 million of contracts and purchase orders in the quarter bringing awards-to-date to over C$4 billion, with a further C$600 million in various stages of the tender process.
o   Awarded key mechanical contracts for Bitumen Production.
o Completed "Contractor Open House" sessions across Canada to attract new contractors and skilled trades people to the oil sands industry. Over 300 contractors participated in these sessions.
o Completed transport of the naphtha reactor to site from the rail staging area south of Fort McMurray.
o Site assembly of gas oil and distillate reactors on track for completion in the fourth quarter.
o Issued purchase orders for long lead equipment (cokers and reactors) for Phase 2 and 3 Upgrading.

                                                                        PAGE 2
===============================================================================

MODULARIZATION
o Delivered 164 oversized loads to site, out of approximately 1,500 total loads to be delivered during the construction period.

CONSTRUCTION
o   Site safety performance remains ahead of benchmarked targets.
o   Delivered four coke drums to site as planned and erected on schedule.
o   Started setting of piperack modules on foundations.
o Commissioned operation of permanent water and waste water treatment plants.
o Main administration building, security building, plant maintenance shop and fire hall were completed and occupied.
o Mine overburden removal has moved 10.8 million bcm (bank cubic meters) compared to a plan of 10.4 million bcm with commissioning of a new 40m(3) hydraulic shovel planned for the second quarter.
o   Completed 98% of site preparation and undergrounds.

MILESTONES FOR THE SECOND QUARTER OF 2006

o   Overall detailed engineering to surpass 80% completion.
o   Occupancy of the second of three camps.
o   New 40m(3) shovel expected to be in operation for mine overburden removal.
o Occupation of Mine Overburden Administration and Maintenance Facility to take place.
o   Ore Preparation Plant site turnover by Mining to Bitumen Production.

A picture gallery providing visual updates on construction progress is available on the Company's website (http://www.cnrl.com/horizon/about_horizon/ photo_gallery.html).

The Company's results for the first quarter of 2006 will be released on May 4, 2006. A conference call will be held on that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

FORWARD-LOOKING STATEMENTS
Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists or insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market;
potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other

                                                                        PAGE 3
===============================================================================

circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent, and the Company's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

For further information, please contact:


                      CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                               Calgary, Alberta
                                    T2P 4J8

                                         ALLAN P. MARKIN                      DOUGLAS A. PROLL
TELEPHONE: (403) 514-7777                       Chairman           Chief Financial Officer and
FACSIMILE: (403) 517-7370                                       Senior Vice-President, Finance
EMAIL:     IR@CNRL.COM                  JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                    Vice-Chairman                       COREY B. BIEBER
                                                                                Vice-President,
TRADING SYMBOL - CNQ                       STEVE W. LAUT                    Investor Relations
Toronto Stock Exchange                     President and
New York Stock Exchange          Chief Operating Officer